UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated May 30, 2017.

NORTEL INVERSORA S.A.

Summary of the Resolutions approved by the Ordinary and Extraordinary General Stockholders’ Meeting held on May 30, 2017 (Adjourned Meeting) (the “Meeting”).

The Ordinary and Extraordinary General Stockholders’ Meeting of the Company, which was held on May 22, 2017, and was adjourned until May 30, 2017 in connection with items No. 2 and 3 of the Agenda, for which only the holders of shares of common stock of the Company are entitled to vote, was reopened.

2)       Determination of the number of regular and alternate members of the Board of Directors from the date of the Meeting until the stockholders’ annual and general meeting in which the financial documents for 2019 will be considered.

The Meeting resolved to reduce the number of members of the Board of Directors to six, and the number of alternate members to four, to hold their positions from the date of the Meeting until the Annual Meeting during which financial documents for 2019 will be considered.

The Meeting also resolved to authorize those persons to be indicated by the Board of Directors of Nortel to turn the resolutions of this item 2 of the Agenda into an executed private document, pursuant to the rules of the Comisión Nacional de Valores (“CNV”) (Argentine Securities Commission) and the Rules of the Inspección General de Justicia (Office of Corporations or IGJ), with powers to respond to any objections, receive notice of any comments that the applicable authority may make, execute complementary private documents and perform any other acts that may be necessary to comply with the foregoing proxy.

Taking into account that the Meeting is unanimous in connection with those items of the Agenda that are to be considered exclusively by the Ordinary Meeting, and that the consideration of the performance of directors is to be considered exclusively by the Ordinary Meeting, the Meeting approved the performance of Messrs. Eduardo Federico Bauer, Pablo Rodrigo Tarantino, Mario Biondi and Fabiana Leticia Marges from April 27, 2017, until the date of the Meeting.

3)       Election of a regular and an alternate member of the Supervisory Committee.

The Meeting resolved to approve the appointment of Ms. María Ximena Digón as regular member of the Supervisory Committee, and Ms. Ximena Noguerol, as alternate member. Together with the other alternate members of the Supervisory Committee, Javier Alegría and Juan Facundo Genis, Ms. Noguerol shall indistinctly replace any of the regular members of the Supervisory Committee, Messrs. Pablo Buey Fernández, Diego Emilio Rangugni and María Ximena Digón.

It was informed at the Meeting that both candidates are lawyers and that they qualify as “Independent”, pursuant to the standard set by the Rules of the CNV.

Finally, taking into account that the Meeting is unanimous in connection with those items of the Agenda that are to be considered exclusively by the Ordinary Meeting, and that the consideration of the performance of the members of the Supervisory Committee is to be considered exclusively by the Ordinary Meeting, the Meeting approved the performance of the members of the Supervisory Committee, Messrs. Tomás José Arecha and Marcelo Gustavo Barreiro from April 27, 2017, until the date of the Meeting.

Mrs. Nora Lavorante, representing the Buenos Aires Stock Exchange, attended the Meeting.

/s/ María Blanco Salgado

María Blanco Salgado

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 30, 2017	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations